HYNES & HOWES INSURANCE COUNSELORS, INC.
                          Notes to Financial Statements
                           September 30, 1997 and 1996



Note 5.  Investment in Affiliated Company:

         Investment in affiliated company at September 30, 1997 and 1996 consisted of a 3% ownership of Triton Investments, Ltd. common stock. Cost of the stock was $1,700 and the equity in assets is $2,720.

         The Company uses the equity method of accounting for investment in affiliated company, although the stock holding is below the 20% level of ownership, the control that was exercised by common officers and directors warranted this adoption.